UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-28186

ATLAS SOUTH SEA PEARL LIMITED
(Translation of registrant’s name into English)

43 YORK STREET, SUBIACO WESTERN AUSTRALIA 6008
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS SOUTH SEA PEARL LIMITED
(Registrant)

Date: May 29, 2008	By:	/s/ Simon Charles Bunbury Adams
	Name:	Simon Charles Bunbury Adams
	Title:	Principal Financial and Accounting Officer

ABN 32 009 220 053

28th May 2008

The Manager
The Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: AGM Information Presentation

The company’s Annual General Meeting is to be held at 11:30am today. A presentation will be made to shareholders which contains information about the performance of the company over the last financial year as well as some forward looking statements. A written version of this presentation follows. The information provided at the meeting may expand on these details as questions will be taken from members who attend the meeting.

Managing Director’s Presentation -

1.	2007 - Key Achievements
1.1.
Increase in profit - the company reported an after tax profit of $8M in 2007. The increase in profit was mainly attributed to a one off adjustment relating to the fair market value of the company’s pearls and oysters resulting from a change in the adoption of AASB 141. The cash earnings excluding any fair market adjustments for the Agriculture assets was $3.6M compared to a profit of $3.3M in the previous financial year.

1.2.
Operational targets - The company achieved its operating targets with 400,000 oysters seeded in 2007 compared to 380,000 in 2006. Two thirds (264,000) of the oysters were seeded at the Alyui Bay site in West Papua which continues as the primary pearl production site with balance operated in Bali.

1.3.
New sites - Further geographical diversification has taken place through the identification of a new juvenile nursery site in North Bali and the planning of a new hatchery at the existing site of Karang Asem in East Bali which will be commissioned in October 2008. The establishment of geographically diverse hatchery and farms sites has resulted in significantly higher productivity and survival rates of oysters.

1.4.
R&D initiatives - The joint research program undertaken between James Cook University (JCU) and Atlas has continued to produce good results with many of the key genetic characteristics that were being sought now identified. This research is ongoing and is being complimented by internal research projects relating to farming improvements.

1.5.
Retail developments - The company’s retail operations have continued to grow with an increase in revenue from the two showrooms and numerous hotel presentation cabinets in various Bali tourist hot-spots. The number of retail outlets will be increased to four by the end of the year.

CCR04 Form 6-K AGM Presentation and Resolution Results May2908.DOC

43 York Street, Subiaco, WA 6008 Australia ● PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 ● FACSIMILE (61) (8) 9380 9970 ● WEBSITE http://www.atlassouthseapearl.com.au ● EMAIL atlas@atlassouthseapearl.com.au

2.	Financial Profit Results
The financial results for the last three years and a forecast for the current financial period (2008) are shown below.

*
The 2007 profit of $3.45M represents the underlying profit for the group before adjustment for the effect of AASB141 (fair value adjustment of pearls and oysters). The reported profit for 2007 was $8.032M;

**	The 2008 forecast after tax profit of $5.7M does not take into consideration any gains or losses which may flow from the revaluation of pearls and oysters under AASB141.

3.	Unit cost of seeded oysters
The effects of increased oyster numbers at the Atlas pearl farms has meant that unit costs have remained low (see chart below).

* Forecast

The fixed cost nature of the pearl farming operations allows economies of scale to be achieved and the optimum number of oysters is now being maintained at most farms. Increased seeding activities have commenced in Bali where it is cheaper to farm the oysters.

4.	Operational Results
The company’s operation results for the last three years are demonstrated in the following chart. A projection for production in 2008 is also provided.

* Forecast

The strong oyster numbers continue to underpin the growth in the number of pearls harvested. In addition to the increase in the number of pearls harvested, there has also been an improvement in the average size of pearls produced which has resulted in more product being available for sale. The key drivers for the improvement in results are:

•	Focusing on hatchery operations to maintain minimum juvenile production targets;
•	The introduction of further efficiency measures in terms of farm practices and human resource productivity; and
•	Implementation of protocols to ensure that operational targets are met at all levels of the business with an emphasis on results.

5.	Research & Development
The joint research project with JCU continues and the results are encouraging. Oysters from genetically selected families are now able to be introduced into the breeding pool for selective characteristics such as growth rates which will improve productivity into the future. The harvesting of the first pearls from the genetics program will take place in September which will begin to identify the most suitable pearl quality characteristics in the various family cohorts.

Atlas has committed to a further three years of research with JCU through the co-funding of a researcher who has been involved with the project for some time.

Other key in-house research achievements include:

•	Anti fouling measures which lead to lower cleaning requirements and less handling of the oysters;
•	Biotech treatment of oysters at the time of seeding which has resulted in faster pearl growth and improved shape profiles.

6.	Retail
The key achievements for the company in the area of retail in the last 12 months are:

•
The expansion of the retail outlets in Bali through the company’s own stores and through exposure in hotel retail facilities. This has increased the exposure of the Atlas brand and there is a solid marketing program in place to increase awareness further. Two new stores will be opened in the Bali tourist precincts of Seminyak and Nusa Dua by the end of 2008;

•	Appointment of a dedicated management team including a retail operations manager, a marketing manager and a jewellery production manager, all of whom have a lot of jewellery and retail experience;
•
The co-sponsorship of the Bali CBA Tennis Classic for women. This event has attracted a number of high profile women tennis players and has given Atlas the opportunity to gain international exposure. This year’s event is being held in September and Atlas is again taking a key sponsorship position.

Revenue from retail operations has increased substantially in 2007 band is expected to grow strongly again in 2008.

The objectives that have been set out for the retail department in the next two years are:
•	Focus on design and production of jewellery that meets Bali tourist demand profile in terms of price and style;
•	Increase exposure to Atlas brand in Bali through increased retail outlets with the objective of becoming the pearl jewellery destination of choice;
•	Establish a jewellery wholesale distribution with a focus on strand products.

7.	Expansion Program
Bali, Indonesia -
•
A new site has been identified and local approval granted for the development of a backup juvenile nursery for an expanding oyster population in the event that existing juvenile oyster farm sites shows signs of degradation;

•	Development a new hatchery to compliment the existing North bali (Penyabnagan) and Lombok facilities;
•	Start a program of seeding oysters in Bali and transferring them to sites where faster oyster growth occurs. This will create better quality control, more efficiency and a reduction in costs.

Malaysia -
•	Operating licenses and business approvals have been approved by the central government authority (MIDA);
•	We are awaiting approval of the local authorities for the use of land and sea leases;
•
Alternative locations have been investigated and an invitation has been extended for Atlas to establish a project in Brunei. These alternatives will be costed and evaluated further if the current land approvals are not granted in Semporna and Kunak.

8.	2008 Expectations
Objectives for Atlas in 2008 include

8.1.	Increase the size of pearls harvested and the quantity of the total pearl harvests;

8.2.	Expand the sources of oyster supply and ensure that reserves are maintained;

8.3.	Implement the findings from the research and development programs with JCU;

8.4.	Expand the jewellery business and increase brand awareness;

8.5.	Maintain a sustainable dividend stream that ensures maximum return for shareholders and also allowing the company to undertake its expansion programs.

This presentation will be available through an audio stream link at the company’s web site.

Yours faithfully

GEORGE SNOW
Chairman

ABN 32 009 220 053

29th May 2008

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

RE: Results of AGM - Atlas South Sea Pearl Ltd

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours sincerely

SIMON ADAMS
Company Secretary

CCR04 Form 6-K AGM Presentation and Resolution Results May2908.DOC

43 York Street, Subiaco, WA 6008 Australia ● PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 ● FACSIMILE (61) (8) 9380 9970 ● WEBSITE http://www.atlassouthseapearl.com.au ● EMAIL atlas@atlassouthseapearl.com.au

Atlas South Sea Pearl Limited	Proxy Summary
Annual General Meeting	28 May 2008

1.	Re-election of S J Arrow as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
5,388,018	16,205,837	6,150	421,283

The motion was not carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
5,388,018	16,266,393	420,776

2.	Approval of a Dividend Reinvestment Plan

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,407,855	190,000	2,150	421,283

The motion was carried on a show of hands as an ordinary resolution

3.	Adoption of the Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
21,464,744	117,111	18,150	421,283

The motion was carried on a show of hands as an ordinary resolution.